UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41175

Sangoma Technologies Corporation

(Exact name of Registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

Bay-Adelaide Centre,

333 Bay Street, Suite 3400,

Toronto, Ontario, Canada M5H 2S7

(905) 474-1990

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

Entry into a Definitive Agreement

On September 28, 2026, Sangoma Technologies Corporation (the “Company”) announced the entry into a definitive agreement (the “Definitive Agreement”) under which a wholly owned subsidiary of BRC Group Holdings, Inc. will acquire all of the issued and outstanding common shares of the Company (the “Transaction”). The Transaction values the Company at an enterprise value of approximately $204 million (C$289 million). The Transaction is expected to close by early 2027.

A copy of the press release announcing the Definitive Agreement and the Transaction is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

This Report on Form 6-K (including the exhibit attached hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit

99.1	Press Release dated September 28, 2026, titled “Sangoma Technologies Corporation Enters into Definitive Agreement to be Acquired by BRC Group Holdings, Inc.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sangoma Technologies Corporation

Date: September 28, 2026	By:	/s/ Samantha Reburn
Name: Samantha Reburn
Title: Chief Legal & Administrative Officer